Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated February 14, 2024

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2024;

•	to disclose the calculation of our January 31, 2024 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to disclose an unregistered sale of equity securities; and

•	to provide an update to the status of our current public offering.

March 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2024 (and repurchases as of February 29, 2024) is as follows:

Transaction Price (per share)
Class S	$25.0610
Class T	$24.8252
Class D	$24.8777
Class M	$24.9280
Class I	$24.1936
Class F*	$25.2173
Class Y*	$24.1537

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The March 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2024. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2024 that would have a material impact on our

NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2024 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2024.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2024 (dollar amounts in thousands):

Components of NAV	January 31, 2024
Loans receivable	$7,804,256
Investment in real estate	183,061
Mortgage-backed securities held-to-maturity	124,688
Mortgage-backed securities, at fair value	255,099
Cash and cash equivalents	103,383
Restricted cash	52,935
Other assets	52,452
Collateralized loan obligation, net of deferred financing costs	(4,280,697)
Repurchase agreements payable, net of deferred financing costs	(257,055)
Credit facility payable, net of deferred financing costs	(840,451)
Mortgage note, net of deferred financing costs	(123,717)
Accrued stockholder servicing fees(1)	(1,476)
Other liabilities	(63,569)

Net asset value	$3,008,909

Number of outstanding shares	121,809,100

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of January 31, 2024, we accrued under GAAP $111,627 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2024 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,628,831	$28,379	$14,900	$125,114	$1,171,214	$18,572	$21,899	$3,008,909
Number of outstanding shares	64,994,718	1,143,160	598,942	5,019,011	48,410,143	736,478	906,648	121,809,100

NAV per Share as of January 31, 2024	$25.0610	$24.8252	$24.8777	$24.9280	$24.1936	$25.2173	$24.1537

Market Update

Following several months of steep declines, Treasury yields were relatively subdued in January as the 10-year U.S. Treasury fell just -4 bps on the month. The Bloomberg Agg returned -0.27% in January, retracing a portion of its 3.8% return in December 2023.

Despite the significant decline in Treasury yields since Q4 2023, CRE buyers and sellers remained too far apart for deal volume or pricing to meaningfully pick up through December 2023, as markets continue to seek a new equilibrium amid the higher rate environment.

Deal volume for the year ended December 31, 2023 fell -51% from a year earlier while the RCA CPPI National All-Property Index fell -5.9% for the same period.1 Despite the declines, both metrics offered potential glimmers of hope for 2024

•

Transaction volume was down a more moderate -32% from the pre-pandemic average from 2015-2019 despite the significantly higher rate environment than during the pre-pandemic years.[1] Notably, deal volume also showed signs of improvement in November and December 2023.[1]

•	Commercial property prices showed gradual improvement over the second half of the year. Measured on a monthly basis, the RCA CPPI National All-Property Index was mildly positive throughout Q4 2023.[1]

CRE fundamentals outside of Office have also generally remained resilient and lent support to the CRE market. The volume of distressed properties grew steadily in 2023 to $85.8 billion, but it was less than half the level reached during the height of the global financial crisis (GFC), when it neared $200 billion. The pace of growth in distressed assets slowed in the second half of the year.1

Healthy household spending and muted new construction continue to support consumer-centric sectors such as retail and hospitality. In the multifamily and industrial sectors, rent growth has slowed but secular demand drivers remain firmly in place.

•

The industrial sector has long hitched its wagon to growth in ecommerce spending, but more recently the burgeoning trends in supply chain onshoring and manufacturing spending have added new layers of demand.

•

While apartment rent growth softened during 2023, due to slower household formation and strong new construction activity, the record-high cost of homeownership remains a massive support for apartment demand over the medium term while construction starts have begun trending lower.

Banks appear unlikely to grow their balance sheets materially despite the approximately $500 billion in CRE debt scheduled to mature in 2024 and 2025. Against this backdrop, we see significant opportunity for alternative lenders that have an ability to deploy capital today.

[1]	MSCI Real Capital Analytics, as of December 31, 2023, latest data available.

Portfolio Update

We generated positive total returns across all share classes in January 2024 driven by distributions paid during the month and appreciation in net asset value (NAV). Following the strong returns delivered for our shareholders in 2023, we are pleased with early performance momentum heading into 2024. Based on the Class I share performance, we returned 7.25% in 2023 driven by the consistent, high level of income generated by our portfolio with low volatility in NAV.

•

The current annualized distribution rate is 7.63% for Class I shares, 7.12% for Class D shares, 7.11% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the March 1, 2023 transaction price.

•

The tax equivalent distribution rate is 8.53% for Class I shares, 7.96% for Class D shares, 7.95% for Class M shares, 7.29% for Class S shares and 7.35% for Class T shares, based on the March 1, 2023 transaction price.[2]

We offer a high level of excess income over short-term rates on both a nominal and real basis. Based on the Class I share, our annualized distribution rate of 7.63% is 224 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3 Furthermore, FS Credit REIT’s tax-equivalent annualized distribution rate is 314 bps over 3-month T-bills, or 2.37x higher compared to T-bills when comparing real yields/distribution rates. We met 100% of repurchase requests in January 2024.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate (CRE) will largely be driven by income generation and property cash flows compared to price appreciation.

•

Deep experience of FS Investments and Rialto managing through CRE market cycles: We continue to monitor the portfolio and are proactively engaged with our borrowers. In certain cases, we may modify or extend the maturity of our loans if we believe it is in the best interest of the portfolio and our shareholders. Modifications or extensions typically require additional “skin in the game” from the borrower through a combination of extension fees, additional equity commitments, a partial paydown of the loan or additional contribution to interest reserves.

•	Continued strong performance of portfolio. We have generated positive total returns in 71 out of 73 months; its largest monthly drawdown was just -0.27% in March 2020.

•

High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Geographically diversified composition of our $8.5 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 95% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of elevated interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of January 31, 2024.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.53% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.63% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of February 12, 2024.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

•

Available liquidity for new investments. We have maintained a strong liquidity profile which, when combined with continued net inflows, allows us to remain a capital provider when many traditional lenders and peers are more constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

Portfolio Highlights

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As of January 31, 2024, the portfolio was weighted to multifamily properties (58%) given our favorable outlook for the sector. While vacancy rates normalized throughout 2023 due in part to elevated new construction in some metro areas, strong apartment demand kept sector fundamentals solid.

•

We remained disciplined in our underwriting approach favoring sectors and properties positioned to benefit from long-term structural trends such as supply/demand imbalances (Multifamily), return of business and leisure travel (Hospitality), and continued demand for technologically advanced warehouse space (Industrial).

•

New investments closed during the past year were underwritten at loan-to-value ratios, which we believe were appropriate for the property, geography and borrower, and provide a strong equity cushion beneath our loans. We did not close any new Office investments in 2023 and Office exposure represented less than 10% of the portfolio as of January 31, 2024.

•	99.21% of the portfolio is comprised of performing assets as of January 31, 2024, while non-accruals represented just 0.79% of the portfolio.

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On February 1, 2024, we accepted a subscription from an institutional investor to purchase $250,000 in Class I shares in the Private Placement. On February 2, 2024, we sold and issued to such institutional investor approximately 10,344 Class I shares at the per share purchase price of $24.1693, which is equal to the NAV per Class I share as of January 31, 2024.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 38,704,252 shares of our common stock (consisting of 18,208,965 Class S shares, 18,925,331 Class I shares, 135,318 Class T shares, 170,766 Class D shares, and 1,263,871 Class M shares) in the primary offering for total proceeds of $958.16 million and (ii) 4,661,549 shares of our common stock (consisting of 2,482,852 Class S shares, 1,967,528 Class I shares, 53,007 Class T shares, 19,998 Class D shares, and 138,165 Class M shares) pursuant to our distribution reinvestment plan for a total value of $115.25 million.